                                                         EX-99.B(e)amendpua

July 8, 1999

Mr. Robert L. Hechler
President
Waddell & Reed, Inc.
6300 Lamar
Shawnee Mission, KS 66202

Dear Bob:

As you requested, this letter will set forth some details of the agreement that we reached over the telephone on Wednesday, July 7.

Compensation payable to Waddell & Reed beginning 1/1/2000

For variable annuity contracts issued beginning 1/1/2000:
  7.75% of premiums received, plus
  .25% annually of variable assets, paid monthly beginning the first month

For the in force block of variable annuity business (i.e., issues of 1999 and earlier):
  .20% annually of variable assets, paid monthly

Certain variable annuity product features

In addition to product features previously proposed, we agree to the following:

  *  1.25% mortality & expense charge
  *  .15% admin. charge
  *  7 year surrender charge period, with surrender charge pattern of 7%,
     6, 5, 4, 3, 2, 1, 0%
  *  $25 contract maintenance fee, waived for accounts >$25,000

By agreeing to the foregoing arrangements, we acknowledge that Waddell &
Reed has withdrawn its consideration of possible relationships on attractive terms with other third party insurance companies in order to establish a long-term relationship with us. In doing so, Waddell & Reed has relied on our representations with respect to our commitment to provide, jointly with Waddell & Reed, a first-class, competitive product that is fully supported and serviced by sufficient resources, including personnel, systems and technology. We acknowledge that Waddell & Reed will commit substantial resources to market and provide a first-class, competitive product to its customers, and we agree that we will work cooperatively with
Waddell & Reed towards this end. Among other things, we will cooperate with
Waddell & Reed and commit the reasonable resources necessary (a) to design, create, implement and introduce products and product features that will be first-class and competitive and (b) to enhance and improve such products and product features as the market for insurance products and variable insurance products evolves. In addition, we acknowledge that the breadth and quality of client service is an integral component of providing a first-class, competitive product. Accordingly, we also agree to commit the reasonable resources necessary, including, but not limited to, personnel, systems and technology, to develop and/or acquire and implement the services necessary to support and service clients who purchase the products jointly offered by Waddell & Reed and us, and to enhance and improve such services in order to remain fully competitive.

Bob, I believe this fully describes the items that we discussed regarding compensation and product features. If you are in agreement with the foregoing terms and conditions, please sign this letter below and return a copy to me as soon as possible.

Sincerely,

/s/ Tony McWhorter
------------------
Anthony L. McWhorter

Accepted and agreed to this 12th
day of July, 1999.

Waddell & Reed, Inc.

By:  /s/ Robert L. Hechler
--------------------------
Its:  President